Exhibit 99.2

Brookfield Infrastructure Partners Announces Second Quarter 2009 Results

HAMILTON, BERMUDA--(Marketwire - August 05, 2009) - Brookfield Infrastructure Partners L.P. (the "Partnership") (NYSE: BIP) today announced its results for the quarter ended June 30, 2009, as well as those of its subsidiary, Brookfield Infrastructure L.P. (together with its subsidiaries "Brookfield Infrastructure")(1).

Adjusted net operating income ("ANOI")(2) for Brookfield Infrastructure totalled $76.0 million ($2.01 per unit) for the quarter ended June 30, 2009 compared to ANOI of $16.4 million ($0.42 per unit) in the second quarter of 2008. Excluding a $68.2 million ($1.80 per unit) gain on the sale of its Brazilian transmission investment, TBE, ANOI for Brookfield Infrastructure totalled $7.8 million ($0.21 per unit) for the second quarter of 2009.

In the quarter, Brookfield Infrastructure's timber operations continued to be negatively impacted by softness in the lumber market. As a result of a depressed price environment and a reduction in harvest levels to preserve inventory value, ANOI from its timber business decreased $6.8 million in the second quarter of 2009, compared with the same period in 2008. However, Brookfield Infrastructure's transmission business posted another strong performance. Excluding the $68.2 million(3) after-tax gain on the sale of TBE in the second quarter of 2009 and non-recurring revenue of $5.5 million at Transelec, its Chilean transmission operations, in the second quarter of 2008, ANOI from Brookfield Infrastructure's transmission segment increased 44% in the second quarter of 2009. This increase was primarily due to higher dividends generated by TBE, which were $3.1 million more than the same period of 2008. In addition, Brookfield Infrastructure benefitted from positive revenue indexation and growth capital expenditures at Transelec that were partly offset by lower ANOI from its Ontario transmission operation due to a weaker Canadian dollar coupled with lower system loads which reduced revenues.

The following table presents the results for Brookfield Infrastructure on a total and per unit basis:

	Three months ended June 30,		Six months ended June 30(4),
US$ millions (except per unit amounts)	2009(5)	2008	2009(5)	2008
ANOI	$76.0	$16.4	$84.8	$35.3
– per unit(6)	$2.01	$0.42	$2.21	$0.91
Net income	$69.0	$2.3	$60.0	$7.9
– per unit(6)	$1.82	$0.06	$1.57	$0.20

"During the quarter, our timber business continued to feel the impact of the weak U.S. housing market. However, toward the end of the quarter, we began to see signs that pricing in the log market is stabilizing," said Sam Pollock, Chief Executive Officer of Brookfield's Infrastructure Group. "Our businesses are well-positioned to participate in the global economic recovery."

Credit Facility Renewal

During the quarter, Brookfield Infrastructure completed the renewal of a $200 million revolving credit facility with a syndicate of global financial institutions, as previously announced. The credit facility is comprised of a single tranche that will be available for investments and acquisitions, as well as general corporate purposes. Commitments under the facility will be available on a revolving basis until June 16, 2010. All amounts outstanding at that time will be repayable in full on June 16, 2011.

TBE Divestiture

On June 30, 2009, Brookfield Infrastructure completed the sale of 95% of its interests in TBE, with the sale of the balance on July 14, 2009. Concurrent with the exercise of its option to sell its interests in TBE, Brookfield Infrastructure entered into a foreign exchange hedge to lock in projected proceeds in U.S. dollars. Total after-tax proceeds from the sale were $275 million, of which $27 million was received from realized hedge gains in 2008 and an additional $43 million was received from realized hedge gains in the first quarter of 2009. The sale resulted in the recognition of a $68.2 million after-tax gain over book value. Subsequent to quarter end, a portion of the proceeds were used to repay corporate borrowings, with the balance available to fund growth investments and acquisitions, as well as for general corporate working capital purposes.

"In the second quarter of 2009, we completed a number of important initiatives to further strengthen Brookfield Infrastructure's balance sheet," said John Stinebaugh, Chief Financial Officer of Brookfield's Infrastructure Group. "With the close of the sale of TBE and the renewal of our credit facility, we have ample capacity to take advantage of opportunities that we see in the current market place."

Distribution Declaration

The Board of Directors of the general partner of the Partnership has declared a quarterly distribution in the amount of US$0.265 per unit, payable on September 30, 2009 to unitholders of record as at the close of business on August 31, 2009.

Information on the Partnership's declared distributions can be found on the Partnership's web site under Investor Relations/Distributions.

Additional Information

The Letter to Unitholders and the Supplemental Information for the quarter ended June 30, 2009 contain further information on Brookfield Infrastructure's strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership's units trade on the New York Stock Exchange under the symbol BIP. For more information, please visit the Partnership's website at www.brookfieldinfrastructure.com.

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, "will", "tend", "seeks", "participate" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding our ability to participate in the global market recovery, the availability of funds under our revolving credit facility, our capacity to take advantage of opportunities in the marketplace, acquisition opportunities in Brookfield Infrastructure's targeted sectors and its ability to capitalize on such opportunities, the future prospects of the assets that Brookfield Infrastructure operates and Brookfield Infrastructure's plans for growth through acquisitions. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the market for electricity transmission in Chile and related regulatory developments, the fact that success of the Partnership is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under "Risk Factors" in the Partnership's most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

(1) The Partnership's sole material asset is its 59% limited partnership interest in Brookfield Infrastructure, which the Partnership accounts for using the equity method. As a result, the Partnership believes the financial statements of Brookfield Infrastructure are more relevant because they reflect the financial position and results of underlying operations in greater detail than results for the Partnership. Brookfield Asset Management Inc. ("Brookfield") and its affiliates own the remaining 41% of Brookfield Infrastructure. Through a redemption exchange mechanism, Brookfield's interest can be converted into an equivalent interest in the Partnership. Financial statements for both Brookfield Infrastructure and the Partnership are attached to this news release.

(2) ANOI is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation of net income to ANOI is available in the Partnership's Supplemental Information for the quarter ended June 30, 2009 at www.brookfieldinfrastructure.com.

(3) Net of $35.7 million of withholding tax

(4) Certain prior period amounts have been reclassified to conform to the current period's presentation. In particular, pre-acquisition income of acquired entity in the first quarter of 2008 has been reclassified to ANOI, increasing first quarter 2008 ANOI by $3.7 million ($0.10 per unit). Net income is unchanged.

(5) Includes a $68.2 million ($1.80/unit) after-tax gain recognized on the sale of TBE.

(6) Brookfield Infrastructure units are exchangeable into Partnership units on a one-for-one basis. Assuming conversion, the total number of units outstanding on a fully diluted weighted average basis for the second quarter of 2009 was approximately 37.9 million (Q2 2008 - 38.8 million) and year to date 2009 was 38.3 million (year to date 2008 - 38.8 million). Per unit net income for Brookfield Infrastructure is equivalent to per unit net income for the Partnership.

Investors, analysts and other interested parties can access Brookfield Infrastructure Partners' 2009 second quarter results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The second quarter 2009 results conference call can be accessed via webcast on August 5, 2009 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#).

Brookfield Infrastructure L.P.
Balance Sheet

(unaudited, in millions of U.S. dollars)	June 30, 2009	December 31, 2008

Assets

Current assets
Cash and cash equivalents	$237.8	$9.2
Accounts receivable and other	25.8	53.6
Total current assets	263.6	62.8

Cost accounted investments	—	195.2
Equity accounted investments	741.7	716.8
Property, plant and equipment	182.2	174.0
Other assets	3.5	12.5
Deferred taxes	13.0	13.0
	$1,204.0	$1,174.3

Liabilities and Partnership Capital

Liabilities
Current liabilities
Accounts payable and other liabilities	$6.1	$6.9
	6.1	6.9

Corporate borrowings	161.5	139.5
Non-recourse borrowings	102.5	97.6
Deferred tax liabilities	6.5	10.4
Preferred shares	20.0	20.0
	296.6	274.4

Redeemable partnership units	186.3	169.3
Partnership Capital
Retained earnings	179.8	157.0
Accumulated other comprehensive income	8.9	33.6
Partnership units	532.4	540.0
	$1,204.0	$1,174.3

The balance sheet has been prepared based upon currently available information and assumptions deemed appropriate by management.

Brookfield Infrastructure L.P.
Statements of Operations

	For the three-month period ended June 30		For the six-month period ended June 30
(unaudited, in millions of U.S. dollars)	2009	2008	2009	2008

Revenues	$6.9	$8.3	$14.1	$17.2
Cost of sale	(1.8)	(1.6)	(3.4)	(3.2)
Depreciation expense	(1.7)	(2.0)	(3.4)	(4.0)
Gross margin	3.4	4.7	7.3	10.0
Selling, general and administrative expenses	(2.4)	(3.2)	(5.6)	(5.0)
Dividend income	3.2	0.1	3.5	5.7
Gain on sale of investment	105.7	—	105.7	—
Other (expense) income	1.2	0.1	0.7	0.6
	111.1	1.7	111.6	11.3
Interest expense	(4.1)	(2.3)	(8.0)	(4.7)
Net (loss) income before below noted items	107.0	(0.6)	103.6	6.6
Income tax expense	(33.4)	(0.7)	(34.1)	(1.2)
Earnings (losses) from equity accounted investments	(4.6)	3.6	(9.5)	2.5
Net income	$69.0	$2.3	$60.0	$7.9

The statement of operations has been prepared based upon currently available information and assumptions deemed appropriate by management.

The following table presents both net income and ANOI by segment for the relevant periods:

	For the three-month period ended June 30		For the six-month period ended June 30
(unaudited, in millions of U.S. dollars)	2009	2008	2009	2008

Net (loss) income by segment
Electricity transmission	$70.9 (7)	$8.6	$74.8 (7)	$17.4
Timber	(4.9)	(2.9)	(13.2)	(4.5)
Corporate and other	3.0	(3.4)	(1.6)	(5.0)
Net (loss) income	$69.0	$2.3	$60.0	$7.9
ANOI by segment
Electricity transmission	$82.5 (7)	$15.4	$94.0 (7)	$31.2 (8)
Timber	(2.4)	4.4	(0.6)	9.1
Corporate and other	(4.1)	(3.4)	(8.6)	(5.0)
ANOI	$76.0	$16.4	$84.8	$35.3

A reconciliation of net income to ANOI is available in the Partnership’s Supplemental Information for the quarter ended June 30, 2009 at www.brookfieldinfrastructure.com.

(7) Includes a $68.2 million after-tax gain recognized on the sale of TBE.

(8) Certain prior period amounts have been reclassified to conform to the current period’s presentation. In particular, pre-acquisition income of acquired entity in the first quarter of 2008 has been reclassified to ANOI, increasing first quarter 2008 ANOI by $3.7 million. Net income is unchanged.

Brookfield Infrastructure Partners L.P.
Balance Sheet

(unaudited, in millions of U.S. dollars)	As at June 30, 2009	As at December 31, 2008

Assets

Equity accounted investment(9)	$535.4	$546.5

Liabilities and Partnership Capital

Accumulated other comprehensive income	$5.3	$8.6
Partnership capital	530.1	537.9
Total Liabilities and Partnership Capital	$535.4	$546.5

(9) Brookfield Infrastructure Partners L.P.’s (the “Partnership”) sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which it accounts for using the equity method. As a result, the Partnership’s balance sheet reflects 59% of Brookfield Infrastructure’s balance sheet (see page 5).

Brookfield Infrastructure Partners L.P.
Statements of Operations

(unaudited, in millions of U.S. dollars)	For the three-month period ended June 30		For the six-month period ended June 30
	2009	2008	2009	2008

Earnings from equity accounted investment(10)	$40.7	$1.4	$35.3•	$4.8
Net income	$40.7	$1.4	$35.3•	$4.8

(10) Brookfield Infrastructure Partners L.P.’s (the “Partnership”) sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which it accounts for using the equity method. As a result, the Partnership’s statements of operations reflect 59% of Brookfield Infrastructure’s statements of operations (see page 6).

For more information, please contact:

Investors:
Tracey Wise
Vice President, Investor Relations & Communications
Brookfield Asset Management Inc.
Tel: 416-956-5154
Email twise@brookfield.com

Media:
Denis Couture
Senior Vice President, Investor Relations, Corporate & International
Affairs
Brookfield Asset Management Inc.
Tel: 416-956-5189
Email: dcouture@brookfield.com